Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP TO RELEASE RESULTS FOR FISCAL 2013 SECOND QUARTER ON NOVEMBER 13; INVESTOR CONFERENCE CALL ON NOVEMBER 14

VANCOUVER, British Columbia – October 29, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) will release its unaudited financial and operating results for the second quarter of Fiscal 2013 on Tuesday, November 13, 2012 after the close of the market.

An investor conference call will be held on Wednesday, November 14, 2012 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-877-240-9772 toll-free or 1-416-340-8527 for calls outside Canada and the U.S.

A live webcast of the conference call, together with supporting presentation slides will be available on the home page of the Company's website, www.silvercorp.ca. The webcast will be archived and available on the Company’s website for up to one year.

An audio replay will be available until November 21, 2012 by calling 1-800-408-3053 toll free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 5953693.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Investor Relations Director

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca